Narrative

technology software entertainment social media

Creating the first true content economy

NARRATIVE.ORG MOUNT PLEASANT





Online publishing is struggling and traditional online platforms are not rewarding their creators fairly. Current platforms are are also infiltrated with fake accounts, bots, and trolls that are commenting and rating content. We wanted to flip the script and reward people who are creating good content where quality and reputation matter.

Rosemary O'Neill Founder and Co-CEO @ Narrative

ABOUT UPDATES 0 GRAPEVINE 11 ASK A QUESTION 0 ADMIN

Why you may want to support us...

1. Spanning three markets: Social Media (5.7B+Users), Publishing ($8.6B) and Advertising ($393B)
2. Early traction: 8,600+members, 14,000+posts, and 1,000+ Niches (min $75USD each) sold in beta
3. Content is created and discovered via the platform's monetized Niche topics that are purchased annually by members. Like domains!
4. Solving the challenges of censorship and account take-downs with decentralized governance
5. Narrative Company sold $2.5M worth of Narrative (NRVE) tokens in March 2018
6. Members are incentivized to use and promote the network because they directly benefit in the revenue sharing
7. Scaling to other languages and models (branded publications and premium content) will increase revenues

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Rosemary O'Neill
Founder and Co-CEO
Two-time successful tech entrepreneur, helping people build online communities since 1998. One company pioneered the first online bulletin board - the earliest form of social media.



Ted O'Neill
Founder and Co-CEO
Pioneer in UI design and development, originator of BBCode, viral marketing innovator. Founder of Social Strata, responsible for development of a series of category-leading community platforms since 1998.



Brian Lenz
Founder and CTO
Proven software engineer with more than 18 years of experience in software development, infrastructure, and security.



Molly ONeill
Chief Operating Officer
Award winning former CIO for leadership, vision and innovation. Experienced leader in strategic operations and marketing.



Lori Hope
Controller
CPA and CFO/Controller for both startups and established companies for more 25 years.

Why people love us

Coleen Hale
Friend

I have previously worked with Rosemary on the PTA board, and witnessed her role as PTA President for 2 school years. She is calm, patient, and she always smartly delivered appropriate content and information to parents and teachers. Simultaneously, we parent volunteered the local kids baseball team. She made everything she did seem effortless! Rosemary is a strong business woman, with witty humor, and a kind heart. It would be a huge mistake to overlook her as she continues her career path.
[deleted user] Friend

Rosemary is one of the most tenacious founders I know, who has already achieve a huge amount in her space through previous endeavors. Her new company's product is smart, savvy, beautiful and is very much needed. She's a rockstar, what can I say?
Nicole Hamilton Friend

See more on Buzz

In the news

September 18, 2019 @ https

Charleston startup launches new social network as alternative to giants Facebook, Twitter

A Charleston startup launched Tuesday with a promise to free its users "from the subjugation of social media." Narrative, a new social network, aims to place control over the platform into the hands of its users. The

April 3, 2019 @ postandcourier.com

Narrative Unveils Blockchain-Powered Social Network

November 17, 2017 @ coinjournal.net

Reinventing: The Social Network

A note before we begin: because it would take up the entire article to explain how blockchain works, I assume you have a basic understanding of the core concepts. If you don't, I recommend watching this quick 3

November 16, 2017 @ huffpost.com

Downloads

NarrativeOverviewSeedRoundWeFunder.pdf

The Story of Narrative

Our Narrative founding team has gotten an up-close and personal look at human engagement, content sharing, and interaction over the last 20 years. We've built a series of innovative community platforms that emphasize people and usability. Our co-Founder, Ted O'Neill is widely known for being the inventor of the modern discussion forum, along with BBCode and other tools that are now industry standard. Online community is our jam.

The idea for Narrative had been brewing in Ted's mind for several years---what if we could solve the challenges facing "big social" and publishing platforms by doing something radical? What if we put total control in the hands of the people using the platform, and gave them the lion's share of the rewards too?

So, in the Summer of 2017, Ted published a White Paper describing a new content publishing platform called Narrative. The biggest reaction we got was, "how soon can you make this?"


THAT THING'S OPERATIONAL!
NARRATIVE OFFICE OPENS 4/30
TOKEN LAUNCH
TOKEN SALE ENDS 3/29
June
July
BETA BOUND WOOHOO!
Next MILESTONE

The timing was right to get started. It's been a crazy ride, but we're excited to be tackling issues that are front-and-center of the Internet's conversation right now.

First, we had to raise some funds

Our other company was bootstrapped (funded from profits) for the last 20 years (yay us), but Narrative would need a structured rewards system to jump-start the "content economy." We decided to create a utility token to be used within Narrative for various functions (like buying Niches, tipping, and getting rewarded for creating great content).

We launched a private early Narrative alpha focused on one aspect of our platform - Niches - and concluded a successful token sale (which is like a Kickstarter for crypto, no equity is given) that provided us with approximately $2.5 million in funds to accelerate development. We vetted our token sale contributors with KYC/AML and got legal advice that our utility token was indeed a utility.


home
hq
referral program
WELCOME TO
Narrative Alpha.
This early version of Narrative offers a sneak peek of the Niche management system and supports content drafting leading up to the March 2019 beta launch.
WATCH THE VIDEO
HOW TO GET STARTED

People got it!

Even though we are a publishing platform, during our private Alpha period, we did not support the creation of content. We were focused solely on the build-out of our Niche (subject-area) system. Amazingly, even without any content, our community of members understood the promise of Narrative and saw the benefit of owning Niches, which could generate rewards as the content within them became popular over time.

We use an eBay style auction process for Niche purchases, and we sold more than 800 Niches before we even launched the Beta! While the minimum bid is $75 per year, we had many bidding wars, with some selling for over $1,000.

Niche owners get 10% of the monthly Rewards revenue, so if you own a Niche and it is full of quality content, you are rewarded accordingly. The real power of this system is that our Niche owners are great ambassadors for attracting quality content creators to the platform.


Niche Ownership in Narrative
Watch later
Share
REVENUE
FISH NICHE

We launched the Narrative beta

On April 2, 2019, we launched the Narrative beta (and content creation and discovery) to the world. We've seen great content on subjects ranging from Independent Music to Vegan Recipes to Space Exploration.


home
discover
hq
Home
Your personalized content stream, based on everything you follow.
Featured
Trending
Quality
Recent
Your Niches
Discover

Members are rating content, voting and bidding on new Niches, and nominating themselves to be moderators. Reputation is at the core of the autonomous system, and the impact of all actions are weighted according to the member's reputation.

> *Narrative is creating a content economy that provides economic incentives for good behavior, with the concept of "good" determined by the collective wisdom of the entire community, not a single entity. Personal reputation will influence each member's impact and that reputation will be based on actions within the network.*

A little more than three months into our Beta, we have more than 8,600 members and over 14,000 pieces of published content.


Posts Published


16000
12000
8000
4000
0
April
May
June
July
August

In June 2019, we distributed the first rewards to our members. More than 2.5M reward points were distributed. Payouts are now done monthly. In July 2019, we rolled out the ability to redeem reward points as NRVE.


NARRATIVE
Hi
You rule!


You've earned 3,558.91257186 Narrative Reward Points in this payout period (June 1 - June 30, 2019).
VIEW REWARD DETAILS
Please do not reply to this email. To suspend ALL email notifications from this site, click here.
www.narrative.org

What is Next?

Publications are coming late Summer 2019. This is a brand new revenue source.

Publications are branded spaces that offer powerful editorial controls - choosing writers and editors. But they offer something even more important--the opportunity for amplified reach. In other online publishing platforms, you post content and cross your fingers that the algorithm will allow your followers/subscribers to see it. In Narrative, your Publication's followers will see it, and you have the opportunity to cross-post to up to three relevant Niches (and then the Niche followers will see it too). We amplify reach, rather than suppressing it with algorithms.


Other publishing platforms
minimize reach with algorithms
Your followers
Your post
Mysterious algorithm or paywall
Even your followers aren't guaranteed to see it.
Narrative Publications
amplify reach with Niches
Your followers
Your post
Subscribed followers see it immediately.
Also share to up to 3 Niches, where those subscribed followers will see it.

Next we will be adding elections, advanced notifications, tips, and more tools for combating trolls. In addition, we have advertising, premium content options, and in-app purchases for more revenue streams. We will also be building a mobile app, and offering non-English versions of the platform.

Our plan to support a premium content option is another example of our desire to give creators as many tools as possible for monetizing content. In our model, creators can choose to charge a premium for their content and set their own rates for premium memberships. By default, however, content is not premium.

Ultimately, our goal is to be the fairest way for content creators to earn, to be the most transparent member-run platform, and to be the best way to consume content of interest to you.

Stay tuned for more updates - we are working fast!

Why Invest?

We are flipping the script on Big Social — building something revolutionary and cutting out the middle man so that members are rewarded for the quality of content they produce.

When we launch advertising, we won't be tracking users! Instead ads will be aimed at subjects and approved by the community. We are mitigating trolls and meaningless accounts by establishing a reputation system.

In short, we are restoring trust back to online content.

From an opportunity standpoint, we have huge ambitions. By using reputation and member-driven content moderation and quality scoring, we offer an attractive alternative to the big content platforms. We are starting with text, images, and embedded content, but the sky is the limit in terms of the different content types we can offer.

Also, we will be able to drive revenue from sales of Niches and Publications in other languages as we roll out non-English versions of the platform.

Funds raised will help us with marketing and scaling the platform.

It's time to try something new, and Narrative is ready to roll.


Wefunder Narrative Interview
Watch later
Share
Brian Belley

Investor Q&A

− COLLAPSE ALL

What does your company do?

We are building a publishing platform with a built in revenue model. Content is created, easily discovered via our unique niche organization model, and rated by real people based on reputation. Member contributions are rewarded.

Where will your company be in 5 years?

In five years, our goal is to have over 8 million registered members and 120,000 publications (paid channels). Based on these assumptions, we project over $180M in gross revenue by Year 5. We believe that the more that we empower and reward our members, the more loyalty will be created for the network.

Why did you choose this idea?

Online publishing is struggling and traditional online platforms are not rewarding their creators fairly. Current platforms are are also infiltrated with fake accounts, bots, and trolls that are commenting and rating content. We wanted to flip the script and reward people who are creating good content where quality and reputation matter.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Big Social is a giant middleman that reaps all the rewards and rules in a totalitarian manner. Its true customers are not the content creators or consumers, but rather the advertisers and data miners who pay. While it is a very profitable model, the actual members of Big Social networks have struck a devil's bargain, trading free usage of a platform for relinquishment of content rights and privacy.

Narrative's mission is to change this model, to put all of its members in charge, to make content the true "king," and to ensure that most of the revenue earned by the platform is paid to its members. In short, give members true autonomy.

What is your proudest accomplishment?

Narrative beta launched on April 2, 2019 and we have over 8,600 registered users. More than 1,000 Niches (unique subject areas) have been purchased and more than 14,000 pieces of unique content has been posted.

How far along are you? What's your biggest obstacle?

Narrative (beta) launched to the public on April 2, 2019. The biggest obstacle is marketing and awareness.

Who are your competitors? Who is the biggest threat?

Our competitors are:

Steemit: Users must be a crypto expert to participate and platform is controlled by bots and whales. Reputation is bought.

Reddit: No rewards for content creators or moderators, and a confusing interface. Platform is primarily links and discussion forums. Posts and comments are rated but limited value. Moderators are volunteers and not incentivized.

Medium: Focused on original content but struggling to monetize. Paywall now prohibits authors/content creators from exposure.

Narrative is the only self-governed, reputation built platform the rewards members for their contributions. Reputation is earned and not bought. Moderators are elected by the community. Our biggest threat may be a newcomer.

What do you understand that your competitors don't?

We have established a revenue model that is sustainable. We have a reputation system baked into the platform. Real users, rich content, and subject-based organization will be attractive to advertisers.

How will you make money?

Niche purchases (annual renewals), brand publications (annual renewal), advertising, premium content and in-app purchases and upgrades.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Awareness and marketing is our biggest challenge. The reaction to the fresh approach and user interface has been great but we need to expose the platform to the masses. The content economy needs to surface and reward high quality content in order to succeed, and we need to prove out the incentive system.

What do you need the most help with?

Awareness and marketing; some technical support for app development. We know getting a mass adoption consumer platform to gain traction is challenging. We have detailed customer acquisition plans that include influencer partnerships, two-way referral rewards, and advertising. (We would love to add investors/partners who help refine our existing program).

What would you do with the money you raise?

Customer acquisition and retention, along with general brand awareness, will be a big focus with this investment, as well as operational and technical support. We've already built out and tested an advertising program with a very low CAC, and we're ready to expand on that, as well as other aspects of the marketing program, including events, influencer relations, and content marketing.

What are the plans for customer acquisition and market adoption?

We have three acquisition channels:

Organic: Growth with our built in ambassadors (e.g., niche owners) and sharable content. Focus on SEO, owned, and earned media. Blog importing for seamless onboarding is planned.

Referrals: Member-get-member program. Early success: 42% of signups at 10 cents CPA.

Paid Marketing: Digital Advertising, influencer marketing, guerrilla marketing. Industry and community events. Early success: Digital Advertising drove 24% of signups at $7 CPU (70% lower than media industry average of $24).